

Rory Semple · 3rd

Founder at Overt Skincare | Strategy | Consulting | Management

Madrid, Community of Madrid, Spain · 500+ connections ·

Contact info

 **Overt Skincare**

ie **IE Business School**

Experience


Founder and CEO
Overt Skincare
Sep 2018 – Present · 2 yrs 4 mos
Delaware


Non Executive Board Member
Gourmedia.cl · Part-time
Dec 2020 – Present · 1 mo
Santiago, Santiago Metropolitan, Chile


Head Of Marketing
2gether
Nov 2017 – May 2019 · 1 yr 7 mos
Madrid Area, Spain

•Managed global marketing delivery across eight different channels (both online and physical)
•Overseeing the production and implementation of marketing campaigns spanning channels, formats and creatives
•Structuring, hiring and coaching a marketing team with diverse and international ba ...**see mor**



Marketing Manager for USA and Canada

Mitula Group

Aug 2017 – Nov 2017 · 4 mos

Pozuelo De Alarcón Area, Spain

•Managed the marketing and content for the United States and Canada
•Performed SEO optimization techniques (short, mid, and long tail)
•Created a marketing campaign to increase traffic to the vertical
•Implemented mapping and content management techniques   **...see mor**

Project Coordinator

Corazones Para Peru

Jun 2016 – Aug 2016 · 3 mos

Urubamba Province, Peru

•Managed on-time delivery of large scale prophylactic healthcare solutions in challenging rural environments
•Restructured internal processes contributing to improved operations and cost reduction
•Performed due diligence evaluating medical practices and facilities in rural regions

Show 4 more experiences ⌄

Education



IE Business School

Master's Degree, Masters in Management

2016 – 2017

Activities and Societies: Top 10% of Class, i2i Consulting Lab Winner, Specialisation in Sales and Marketing

Semester 1:
Analytical Thinking
Communication
Economic Environment I
Financial Accounting
Financial Markets
I2I Consulting Lab
Marketing
Organizational Behavior
Quantitative Methods
Technology & Innovation Management

Semester 2:
Negotiation
Competitive Strategy
Corporate Finance
Critical Management Thinking

Economic Environment II
Entrepreneurship
Management Accounting
Operations & Supply Chain Management

Semester 3:
Channel Management
Creativity & Innovation Management
Integrated Marketing Communication
Knowing The Market & Consumer
Marketing Strategy For Decision Making
Product & Brand Management
Sales Force & Key Account Management
Search Engine Marketing
Services Market

#3 European Business School in 2017 by Financial Times
#3 Master in Management Worldwide in 2017 by Financial Times

The University of Edinburgh
Master of Arts (M.A.), Politics, 2:1
2012 – 2016
Activities and Societies: Treasurer - Edinburgh University Conservative and Unionist
Association, Student Liaison - Edinburgh University Sustainable Development Society, Analyst
Edinburgh University Trading and Investment Society (Basic Materials)

Graduated with an MA Honours (2:1) in Politics. Dissertation title "Can Chinese involvement in
Africa from the 1990s-present be presented as "Neo-Colonialism?". The dissertation focused
on the interplay between resource security and Chinese foreign policy.

Year 3:
Comparative Politics
Global Security
Armed Force and Society
Global Justice and Citizenship
South Asia: Culture, Politics and the Economy
Approaches to Politics and International Relations

Year 4:
Understanding Indian Politics
Parliamentary Studies
Europe and International Migration
Neuropolitics

I held a number of board positions in a variety of societies:
Treasurer - Edinburgh University Conservative and Unionist Association
Student Liaison - Edinburgh University Sustainable Development Society
Analyst - Edinburgh University Trading and Investment Society (Basic Materials)

I also played squash and was an active debater both in and outside Edinburgh University.

Brunswick School

High School

2011

Greenwich, CT

Licenses & certifications

Hubspot Inbound Certification

HubSpot

Issued Jul 2017 · Expired Sep 2019

Credential ID 63405CB01DBE4EEFBF1B6BEBD9F073AD

See credential

Google Analytics Certification

Google

Issued Jul 2017 · Expired Jan 2019

Credential ID 106130950529365773810

See credential

Google AdWords Certification

Google

Issued Jul 2017 · Expired Jul 2018

Credential ID 106130950529365773810

See credential



